SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

MATERIAL FACT NOTICE

Ambev S.A. (“Company”) informs that, as per its today’s press release, the Company expects Cash COGS per hectoliter for its beer business in Brazil to increase in the low twenties in the full year of 2021, due mainly to currency BRL depreciation and higher commodity prices.

Additionally, the Company informs its decision, on an exceptional basis and aiming at greater transparency, to disclose to the market that the volume of beer sales in Brazil grew above 10% in the period from January 2021 to date, even without the usual Carnival festivities this year and still in the context of the COVID-19 pandemic.

This material fact notice refers to a projection that shall not constitute a promise of performance, reflecting only the perception of the Company’s management, and is subject to risks and uncertainties. Projections consider several factors such as general economic, market and industry conditions that are beyond the Company’s management control. Any changes in assumptions or factors could cause actual results to differ from the projections made. In addition, the Company emphasizes that the information for the year 2021 contemplated in this notice is preliminary and has not yet been subject to review by the external auditors.

Additional information can be found in our annual financial information relating to the fiscal year ended December 31, 2020 and related press release, both available at the Securities and Exchange Commission’s website.

São Paulo, February 25, 2021.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer